November 14, 2019

Larry Xiangdong Chen
Chairman of the Board of Directors and Chief Executive Officer
GSX Techedu Inc.
Tower C, Beyondsoft Building, 7 East Zone
10 Xibeiwang East Road
Haidian District, Beijing 100193
Peoples Republic of China

       Re: GSX Techedu Inc.
           Draft Registration Statement on Form F-1
           Submitted November 8, 2019
           CIK No. 0001768259

Dear Mr. Chen:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Morris at (202) 551-3314 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:    Z. Julie Gao